NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                                605 Third Avenue
                            New York, NY 10158-0180


             BOARD OF NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
          RECOMMENDS STOCKHOLDERS TENDER SHARES OF COMMON STOCK IN THE
                    REVISED TENDER OFFER BY LOLA BROWN TRUST

NEW YORK, NY, August 23, 2007 - Neuberger Berman Real Estate Income Fund Inc. (NYSE: NRL) announced today that its Board, after careful consideration, by the unanimous vote of the directors present, voted to recommend that stockholders accept the revised tender offer commenced by the Lola Brown Trust No. 1B (the "Trust"). The Trust is offering to purchase all the issued and outstanding shares of the Fund's common stock that it does not already own at a price of 99.0% of the Fund's net asset value as determined at the close of trading on the NYSE as of the expiration date of the Trust's revised tender offer. In response to the Trust's revised offer, the Board sent a letter to stockholders summarizing its recommendation, a copy of which is attached.

In addition, the Fund announced that its Board approved certain amendments to the Fund's takeover defenses so that such measures will not apply to the Trust's revised tender offer, including an amendment to the Fund's stockholder rights agreement and bylaws.

The Trust's revised offer currently is set to expire at Midnight, New York City time, on Friday, September 14, 2007. As previously announced, the Fund intends to hold its special stockholders' meeting on Tuesday, August 28, 2007, at 11:00 a.m. at 605 Third Avenue, New York, NY 10158. However, in accordance with the settlement agreement with the Trust, the Fund intends to postpone until September 27, 2007 any vote at the special stockholders' meeting on the proposal to liquidate the Fund's assets and distribute the net proceeds to its stockholders. If the Trust's revised tender offer closes before the postponed liquidation vote, the Fund would expect to withdraw the proposal to vote on liquidation. Conversely, if the tender offer has not closed before the postponed liquidation vote, the liquidation vote would be conducted on September 27, 2007 and the Trust would vote its shares of the Fund's common stock in favor of the liquidation proposal. The record date for determining stockholders entitled to vote at the meeting on August 28, 2007 and, if necessary, at any adjourned meeting on September 27, 2007, remains May 30, 2007.


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FORWARD-LOOKING STATEMENTS

Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund's performance, a general downturn in the economy, competition from other funds, changes in government policy or regulation, inability of the Fund's investment advisor to attract or retain key employees, inability of the Fund's investment advisor to implement its investment strategy, inability of the Fund to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.


Contact:
Neuberger Berman Real Estate Income Fund Inc.
Peter Sundman, 877-461-1899
Chief Executive Officer
or
Media:
Lehman Brothers
Randall Whitestone, 212-526-0542

                 NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                                605 Third Avenue
                            New York, NY 10158-0180

            AN IMPORTANT MESSAGE FROM YOUR FUND'S BOARD OF DIRECTORS

Dear Stockholder:

     You recently received two very important communications about your Fund - an amended tender offer from Lola Brown Trust No. 1B, offering to buy your shares for 99% of their net asset value on the day the tender offer is completed, and a proxy statement asking you to vote for liquidation of the Fund. The Board of Directors of your Fund, including all of the directors who are independent of Neuberger Berman, has authorized this letter to explain what the Board recommends you do in response to these events.

     As you may know, the Lola Brown Trust first made a tender offer for a portion of the Fund's shares in 2004. Your Board opposed that offer and adopted certain defensive measures, which were upheld by a federal court earlier this year. For reasons explained in the proxy statement, your Board recently determined to recommend to stockholders that the Fund be liquidated. After the Board announced its decision to recommend liquidation, the Lola Brown Trust contacted the Fund with a proposal to improve the terms of its tender offer.

     1. YOUR BOARD URGES YOU TO TENDER YOUR SHARES TO THE LOLA BROWN TRUST. The revised tender offer will afford stockholders the opportunity to obtain cash for their shares, much as they would in a liquidation, but more rapidly than would be possible in a liquidation. If you tender your shares to the Lola Brown Trust, you should receive your money shortly after the completion of the tender offer. In contrast, under the Fund's liquidation proposal, the Fund would need to redeem its preferred stock and sell its portfolio securities, which could take more than a month, before it distributes any money to common stockholders. No one knows what the market will do during that time, but it could change dramatically. THEREFORE, THE BOARD RECOMMENDS THAT YOU TENDER YOUR SHARES.

     The Board also believes that, as a result of the tender offer, the Lola Brown Trust is likely to take control of your Fund. The Board has agreed that if the Lola Brown Trust does take control, it can elect a new Board of Directors and put in place a new manager, severing all ties between the Fund and Neuberger Berman. The tender offer documents also indicate that the Lola Brown Trust will seek to change the Fund's investment objective and take the Fund in a new and unspecified direction. In short, it will likely be a very different fund compared to the one you originally bought. FOR THIS REASON, TOO, YOUR BOARD URGES YOU TO TAKE ADVANTAGE OF THE PRESENT OPPORTUNITY TO TENDER YOUR SHARES AND EXIT THE FUND.

     2. YOUR BOARD RECOMMENDS THAT YOU ALSO SUBMIT YOUR PROXY CARD NOW, VOTING FOR THE LIQUIDATION OF THE FUND. If the Lola Brown Trust does not succeed in gaining absolute voting control of the Fund in the current tender offer, and therefore is not able to complete its tender offer, a vote on liquidation will be held on September 27, 2007. The tender offer also has certain other conditions, as a result of which it may not be completed. The vote on liquidation offers you an alternative means to receive cash for your shares in the event the tender offer does not succeed. Because the Lola Brown Trust's offer is open until September 14, 2007 and can be extended until September 21, 2007, there will not be much time for your Fund to solicit votes for liquidation if the tender offer ends unsuccessfully. THEREFORE, YOUR BOARD URGES YOU TO SUBMIT YOUR PROXY CARD NOW, VOTING FOR LIQUIDATION, EVEN IF YOU TENDER YOUR SHARES INTO THE LOLA BROWN TRUST'S OFFER.

     Please review both the Lola Brown Trust's tender offer documents and the Fund's proxy statement for further information.

     AS NOTED, THE LOLA BROWN TRUST'S TENDER OFFER REMAINS OPEN ONLY UNTIL SEPTEMBER 14, 2007 AND CANNOT BE EXTENDED BEYOND SEPTEMBER 21. PLEASE ACT ON BOTH OPTIONS WITHOUT DELAY.

     Please call Georgeson Inc. at 1-877-255-0133 if you have any questions regarding the proxy statement.

                                Thank you for your attention.

                                Sincerely,

                                Peter Sundman
                                Chairman of the Board